Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Announces Early Warning Report Filing Regarding Its Shareholdings

Vancouver, British Columbia, June 10, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (”Eurasian”, “EMX” or the “Company”) announces that it has acquired 8,000,000 units (the “Units”) in a non-brokered private placement financing of Iron Creek Capital Corp. (TSX Venture: IRN) (“Iron Creek”) at a price of CDN$0.06 per Unit for total consideration paid of $480,000. Each Unit consists of one common share in the capital of Iron Creek (a “Share”) and one-half of a non-transferrable common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase an additional Share at $0.10 until June 10, 2015.

As a result of its participation in this private placement, Eurasian now holds 8,000,000 Shares, representing approximately 15.06% of Iron Creek’s issued and outstanding Shares. All of these 8,000,000 Shares are held directly by Eurasian and are being held for investment purposes. The Company may in the future take such actions in respect of the Shares as it deems appropriate in light of the market circumstances then existing, including the potential purchase of additional Shares through open market purchases or privately negotiated transactions, or the sale of all or a portion of such holdings in the open market or in privately negotiated transactions to one or more purchasers.

There are no persons acting jointly or in concert with Eurasian with respect to Eurasian’s shareholdings in Iron Creek, nor has Eurasian entered into any agreement in respect of its shareholdings in Iron Creek with any person with which Eurasian acts jointly or in concert.

This news release is issued pursuant to Multilateral Instrument 62-103, which also requires a report to be filed with the British Columbia and Alberta Securities Commissions containing information with respect to the foregoing matters.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Some of the statements in this news release, or in the documents referenced in this news release, contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com